SEC FILE NUMBER 000-53896
CUSIP NUMBER 69841H100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
PANELTECH INTERNATIONAL HOLDINGS, INC.
Full Name of Registrant CHARLESTON BASICS, INC.
Former Name if Applicable 2999 JOHN STEVENS WAY
Address of Principal Executive Office (Street and Number) HOQUIAM, WA 98550
City, State and Zip Code
PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Registrant was unable to file the Form 10-K for the year ended December 31, 2009 (the "Report") without unreasonable effort or expense due to the related delays in gathering information for inclusion in the Report associated therewith. See attachment for additional information.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott Olmstead	360	538-1480
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒ Yes   ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
PANELTECH INTERNATIONAL HOLDINGS, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2010	By	/s/ Scott Olmstead
Name: Scott Olmstead Title: Chief Financial Officer

(3)

As a result of the previously reported December 2009 merger of Paneltech International LLC (“Paneltech LLC”) with and into a wholly owned subsidiary of the Registrant, to become the Registrant’s principal operating business, the Registrant was deemed to be the acquired company for accounting and financial reporting purposes and Paneltech LLC was deemed the acquirer. As such, the Paneltech LLC’s historical financial statements became the Registrant’s historical financial statements, which has resulted in a significant change in results of operations from the corresponding period for the last fiscal year.